12026210

Suppl.

83-6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
USD 750,000,000 1.000% Global Notes due 16 February 2017 (to be consolidated and form a single series with the Bank's USD 1,500,000,000 1.000% Global Notes due 16 February 2017 issued on 16 February 2012 and with the Bank's USD 750,000,000 1.000% Global Notes due 16 February 2017 issued on 21 March 2012)
by the Bank
pursuant to its
EUR 35,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 21 May 2012

European Bank
for Reconstruction and Development

(ref: MTN 12/01)

SEC MAIL
RECEIVED
PROCESSING
MAY 21 2012
WASH. D.C.
189
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549
USA

21 May 2012

Ladies and Gentlemen,

RE: European Bank for Reconstruction and Development
Report Pursuant to Rule 3 of Regulation EBRD

Enclosed herewith are two copies of a report of the European Bank for Reconstruction and Development dated 21 May 2012, filed pursuant to Rule 3 of Regulation EBRD with respect to the issue by the Bank of the securities mentioned in such report.

Yours sincerely,

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Duly Authorised Officer

One Exchange Square, London EC2A 2JN, United Kingdom
Tel: +44 20 7338 6000 *or* +44 20 7496 6000 Fax: +44 20 7338 6100 *or* +44 20 7496 6100 www.ebrd.com

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar ("USD") 750,000,000 1.000% Global Notes due 16 February 2017 (to be consolidated and form a single series with the Bank's USD 1,500,000,000 1.000% Global Notes due 16 February 2017 issued on 16 February 2012 and with the Bank's USD 750,000,000 1.000% Global Notes due 16 February 2017 issued on 21 March 2012) (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated 11 August 2011, as supplemented by a Pricing Supplement dated 21 May 2012 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Syndication Agreement dated 21 May 2012 (the "Syndication Agreement") with the lead managers named therein (the "Lead Managers") pursuant to a Programme Agreement dated 11 August 2011 (the "Programme Agreement") with Dealers referred to therein. Under the terms of the Syndication Agreement and the Programme Agreement (together, the "Agreements"), the Lead Managers have agreed to purchase the Notes. The obligations of the Lead Managers are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	99.811%[(1)]	0.125%	99.686%[(1)]
Total	USD 748,582,500[(1)]	USD 937,500	USD 747,645,000[(1)]

(1) Plus 97 days' accrued interest on the principal amount of the Notes from and including 16 February 2012 to but excluding 23 May 2012, in the amount of USD 2,017,500, such that the aggregate proceeds to the Bank will be USD 749,662,500.

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Lead Managers have agreed to pay all costs and expenses (including legal expenses) incurred by the Lead Managers in or in connection with the listing and admission to trading of the Notes and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Syndication Agreement. The Bank shall bear the cost of its own legal expenses.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 11 August 2011.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 11 August 2011.*

(c) (i) The Programme Agreement dated 11 August 2011.*
(ii) The Syndication Agreement dated 21 May 2012.
(iii) The Agency Agreement dated 11 August 2011.*

(d) (i) The Base Prospectus dated 11 August 2011.*
(ii) The Registration Document dated 11 August 2011.*
(iii) The Pricing Supplement dated 21 May 2012.

---

* Previously filed with the Securities and Exchange Commission on 18 October 2011.

Syndication Agreement

European Bank for Reconstruction and Development U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 (to be consolidated and form a single series with the Issuer's U.S.$1,500,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 16 February 2012 and the Issuer's U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 21 March 2012)

21 May 2012

To: Deutsche Bank AG, London Branch
Goldman Sachs International
HSBC Bank plc
(the "**Lead Managers**")

c/o HSBC Bank plc
8 Canada Square
London E14 5HQ

cc: Citibank, N.A., (Agent)

Dear Sirs,

European Bank for Reconstruction and Development (the "**Issuer**") proposes to issue U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 (the "**Notes**") (to be consolidated and form a single series with the Issuer's U.S.$1,500,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 16 February 2012 and the Issuer's U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 21 March 2012) pursuant to its Euro 35,000,000,000 Global Medium Term Note Programme. The terms of the issue shall be as set out in the form of Pricing Supplement attached to this Agreement as Annex A.

This Agreement is supplemental to the amended and restated Programme Agreement (the "**Programme Agreement**") dated 11 August 2011 made between the Issuer and the Dealers party thereto. All terms used herein have the meanings given to them in the Programme Agreement.

We wish to record the arrangements agreed between us in relation to this issue:

1 This Agreement appoints each Lead Manager which is not a party to the Programme Agreement (each a "**New Dealer**") as a Dealer under the Programme Agreement for the purposes of the issue of the Notes.

The Lead Managers confirm that they are in receipt of the documents referenced below:

(i) a copy of the Programme Agreement; and

(ii) a copy of such of the documents referred to in Appendix A of the Programme Agreement as the Lead Managers have requested;

and, on behalf of the New Dealers, have found them to be satisfactory. In the case of any document referred to in Appendix A of the Programme Agreement which they have not requested, the Lead Managers confirm, on behalf of the New Dealers, that they have waived such production.

For the purposes of the Programme Agreement, the details of the Lead Managers for service of notices are as follows:

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

Tel: +44 207 545 8000
Fax: +44 207 545 4455
Attn: Syndicate Desk

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

Tel: +44 207 774 1000
Fax: +44 207 774 2330
Attn: Syndicate Desk

HSBC Bank plc
8 Canada Square
London E14 5HQ

Tel: +44 20 7991 8888
Fax: +44 20 7992 4973
Attn: Transaction Management Group

In consideration of the Issuer appointing the New Dealers as Dealers in respect of the Notes under the Programme Agreement, each New Dealer hereby undertakes, for the benefit of the Issuer and each of the other Dealers, that, in relation to the issue of the Notes, it will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement, a copy of which it acknowledges it has received from the Lead Managers.

The Issuer hereby confirms that the New Dealers shall be vested with all authority, rights, powers, duties and obligations of a Dealer in relation to the issue of the Notes as if originally named as a Dealer under the Programme Agreement provided that following the Issue Date (as defined in Clause 3) the New Dealers shall have no further such authority, rights, powers, duties and obligations except such as may have accrued or been incurred prior to or in connection with the Issue Date.

2

2.1 Subject to the terms and conditions of the Programme Agreement and this Agreement, the Issuer hereby agrees to issue the Notes and the Lead Managers jointly and severally agree to purchase the Notes at a purchase price of 99.686 per cent. of the

principal amount of the Notes (the "**Purchase Price**") plus 97 days' accrued interest of U.S.$2,017.500, being the issue price of 99.811 per cent. less a combined selling and management and underwriting commission of 0.125 per cent. of such principal amount.

2.2 The Lead Managers agree as between themselves that they will be bound by and will comply with the International Capital Market Association Standard Form Agreement Among Managers version 1 (the "**Agreement Among Managers**") with respect to the Notes and further agree that references in the Agreement Among Managers to the "Manager" shall mean "Lead Manager" and to the "Lead Manager" shall mean the Lead Managers.

3 The settlement procedures set out in Part 2 of Annex A of the Procedures Memorandum shall apply as if set out in this Agreement provided that, for the purposes of this Agreement:

(i) the sum payable on the Issue Date shall be U.S.$749,662,500 (representing the Purchase Price) which should be paid to the account of the Issuer with Citibank, New York, CITIUS 33, account number 36125585, in favour of European Bank for Reconstruction and Development, London;

(ii) "**Issue Date**" means 14.30 hours (London time) on 23 May 2012, or at such other time and/or date as the Issuer and the Lead Managers may agree; and

(iii) "**Payment Instruction Date**" means the Issue Date unless there is to be a pre-closing for the issue in which case it means the business day (being a day on which banks and foreign exchange markets are open for business in London) prior to the Issue Date.

4 The Lead Managers shall bear and pay all costs and expenses (including legal expenses) they have incurred in or in connection with the initial printing of the Notes, this Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the upfront fees and expenses of Citibank, N.A. as agent, the initial listing of the Notes on the Official List and the admission of the Notes to trading on the London Stock Exchange's Regulated Market and making initial delivery of the Notes. The Issuer shall bear the cost of its own legal expenses. For the avoidance of doubt, the Lead Managers shall only bear the costs and expenses listed above relating to the initial issue of the Notes, and shall not be liable for any further costs and expenses.

5 The obligation of the Lead Managers to purchase the Notes is conditional upon:

5.1 the conditions set out in Clause 3.2 (other than that set out in Clause 3.2.7) of the Programme Agreement being satisfied as of the Payment Instruction Date; and

5.2 the delivery to the Lead Managers on the Payment Instruction Date of (i) legal opinions addressed to the Lead Managers dated the Payment Instruction Date in such form and with such contents as the Lead Managers may reasonably require from the General Counsel, a Deputy General Counsel or an Assistant General Counsel of the Issuer and from Linklaters LLP, legal advisers to the Lead Managers in England; (ii) a certificate dated as at the Payment Instruction Date signed by a duly authorised officer of the Issuer to the effect stated in sub-paragraph 5.1 of this Clause with regard to the Issuer and further to the effect that the Prospectus (when read together with the Pricing Supplement) contains all material information relating to the Notes and to the assets and liabilities, financial position and profits and losses of the Issuer and nothing has

happened or is expected to happen which would require the Prospectus to be supplemented or updated and (iii) such other conditions precedent as the Lead Managers reasonably may require.

If any of the foregoing conditions is not satisfied on or before the Payment Instruction Date, this Agreement shall terminate on such date and the parties hereto shall be under no further liability arising out of this Agreement (except for any liability arising before or in relation to such termination), provided that the Lead Managers may in their discretion waive any of the aforesaid conditions or any part of them.

6

6.1 The Lead Managers may, by notice to the Issuer, and the Issuer may, by notice to the Lead Managers, terminate this Agreement at any time prior to payment of the net subscription moneys to the Issuer if in the opinion of the Lead Managers the Issuer, as the case may be, there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in the view of the Lead Managers or the Issuer, as the case may be, be likely to prejudice materially the success of the distribution of the Notes or dealings in the Notes in the secondary market.

6.2 Upon such notice being given, this Agreement shall terminate and no party shall be under any liability to any other in respect thereof except for the obligations of the Lead Managers under Clause 8 of the Programme Agreement and the respective obligations of the parties under Clause 6 of the Programme Agreement.

7 Clause 16 of the Programme Agreement shall also apply to this Agreement as if expressly incorporated herein.

8 This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

9 A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By:

We agree to the foregoing.

For: **DEUTSCHE BANK AG, LONDON BRANCH**
GOLDMAN SACHS INTERNATIONAL
HSBC BANK PLC

By:

Each by its duly authorised attorney

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By:

We agree to the foregoing.

For: **DEUTSCHE BANK AG, LONDON BRANCH**
GOLDMAN SACHS INTERNATIONAL
HSBC BANK PLC

By: [signature]

Each by its duly authorised attorney

Annex A
Form of Pricing Supplement

European Bank for Reconstruction and Development
U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 (to be consolidated and form a single series with the Issuer's U.S.$1,500,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 16 February 2012 and the Issuer's U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 21 March 2012)
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2011 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus. The Base Prospectus is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	United States Dollar ("**U.S.$**")
2	Nominal Amount:	U.S.$750,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	23 May 2012
5	Issue Price:	99.811 per cent. plus 97 days' accrued interest on the Nominal Amount from and including 16 February 2012 to but excluding the Issue Date, being U.S.$2.69 per Specified Denomination
6	Maturity Date:	16 February 2017
7	Fungible with existing Notes:	Yes The Notes will be consolidated and form a single series with the Issuer's U.S.$1,500,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 16 February 2012 and U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 21 March 2012 as at the Issue Date

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination(s):		U.S.$1,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as nominee for DTC.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 46 of the Base Prospectus

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		16 February 2012
	Fixed Rate Notes:		
16	(c)	Fixed Rate of Interest:	1.000 per cent. per annum payable semi-annually in arrear
	(d)	Fixed Interest Dates:	16 February and 16 August in each year, commencing 16 August 2012.
	(e)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(f)	Final Broken Amount per Specified Denomination:	Not Applicable
	(g)	Fixed Day Count Fraction:	30/360
	(h)	Business Day Convention:	Following Business Day
	(i)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, New York City is the principal financial centre). Additional business centre is London.
	(j)	Calculation of interest to be adjusted in accordance with	No

	Business Day Convention specified above:	
17	**Zero Coupon Notes:**	Not Applicable
18	**Floating Rate Notes and Indexed Notes:**	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies and the additional business centres are London and New York City
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(k)	Redemption at Issuer's option:	No
	(l)	Redemption at Noteholder's option:	No
23	(m)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. per Specified Denomination
	(n)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Lead Managers** Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB HSBC Bank plc 8 Canada Square London E14 5HQ

28	Date of Syndication Agreement:	21 May 2012
29	Stabilising Manager:	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	Not Applicable
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	074727689
	ISIN Code:	US29874QCE26
	CUSIP Number:	29874QCE2
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	None
38	Total Commissions:	0.125 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 23 May 2012).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1 **LISTING**

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 23 May 2012. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.

The Notes are to be consolidated and form a single series with the Issuer's U.S.$1,500,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 16 February 2012 and the Issuer's U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 21 March 2012 which are listed and admitted to trading on the London Stock Exchange's Regulated Market.

2 **RATINGS**

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Services Limited ("**Moody's**") and an AAA credit rating from Fitch France S.A.S. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

Credit ratings included or referred to in this Pricing Supplement have been issued by S&P, Moody's and Fitch, each of which is a registered rating agency established in the European Union for the purposes of Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	The net proceeds of the issue of the Notes (which is expected to be U.S.$749,662,500 including 97 days' accrued interest of U.S.$2,017,500) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	U.S.$749,662,500
(iii)	Estimated total expenses:	U.S.$30,000

6 **YIELD**

Indication of yield:	1.041 per cent. (semi-annual)
	As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 **HISTORIC INTEREST RATES**

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9 **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

21 May 2012

PRICING SUPPLEMENT

European Bank for Reconstruction and Development U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 (to be consolidated and form a single series with the Issuer's U.S.$1,500,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 16 February 2012 and the Issuer's U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 21 March 2012) issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2011 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus. The Base Prospectus is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	United States Dollar ("**U.S.$**")
2	Nominal Amount:	U.S.$750,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	23 May 2012
5	Issue Price:	99.811 per cent. plus 97 days' accrued interest on the Nominal Amount from and including 16 February 2012 to but excluding the Issue Date, being U.S.$2.69 per Specified Denomination
6	Maturity Date:	16 February 2017
7	Fungible with existing Notes:	Yes The Notes will be consolidated and form a single series with the Issuer's U.S.$1,500,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 16 February 2012 and U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 21 March 2012 as at the Issue Date

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination(s):		U.S.$1,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as nominee for DTC.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 46 of the Base Prospectus

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		16 February 2012
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	1.000 per cent. per annum payable semi-annually in arrear
	(b)	Fixed Interest Dates:	16 February and 16 August in each year, commencing 16 August 2012.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	30/360
	(f)	Business Day Convention:	Following Business Day
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, New York City is the principal financial centre). Additional business centre is London.
	(h)	Calculation of interest to be adjusted in accordance with	No

	Business Day Convention specified above:	
17	**Zero Coupon Notes:**	Not Applicable
18	**Floating Rate Notes and Indexed Notes:**	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies and the additional business centres are London and New York City
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. per Specified Denomination
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Lead Managers** Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB HSBC Bank plc 8 Canada Square London E14 5HQ

28	Date of Syndication Agreement:	21 May 2012
29	Stabilising Manager:	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	Not Applicable
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	074727689
	ISIN Code:	US29874QCE26
	CUSIP Number:	29874QCE2
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	None
38	Total Commissions:	0.125 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 23 May 2012).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1 **LISTING**

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 23 May 2012. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.

The Notes are to be consolidated and form a single series with the Issuer's U.S.$1,500,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 16 February 2012 and the Issuer's U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 21 March 2012 which are listed and admitted to trading on the London Stock Exchange's Regulated Market.

2 **RATINGS**

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Services Limited ("**Moody's**") and an AAA credit rating from Fitch France S.A.S. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

Credit ratings included or referred to in this Pricing Supplement have been issued by S&P, Moody's and Fitch, each of which is a registered rating agency established in the European Union for the purposes of Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i) Reasons for the offer	The net proceeds of the issue of the Notes (which is expected to be U.S.$749,662,500 including 97 days' accrued interest of U.S.$2,017,500) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii) Estimated net proceeds:	U.S.$749,662,500
(iii) Estimated total expenses:	U.S.$30,000

6 **YIELD**

Indication of yield:	1.041 per cent. (semi-annual) As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 **HISTORIC INTEREST RATES**

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9 **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

Received SEC

MAY 2 1 2012

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
USD 750,000,000 1.000% Global Notes due 16 February 2017 (to be consolidated and form a single series with the Bank's USD 1,500,000,000 1.000% Global Notes due 16 February 2017 issued on 16 February 2012 and with the Bank's USD 750,000,000 1.000% Global Notes due 16 February 2017 issued on 21 March 2012)
by the Bank
pursuant to its
EUR 35,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 21 May 2012

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar ("USD") 750,000,000 1.000% Global Notes due 16 February 2017 (to be consolidated and form a single series with the Bank's USD 1,500,000,000 1.000% Global Notes due 16 February 2017 issued on 16 February 2012 and with the Bank's USD 750,000,000 1.000% Global Notes due 16 February 2017 issued on 21 March 2012) (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated 11 August 2011, as supplemented by a Pricing Supplement dated 21 May 2012 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Syndication Agreement dated 21 May 2012 (the "Syndication Agreement") with the lead managers named therein (the "Lead Managers") pursuant to a Programme Agreement dated 11 August 2011 (the "Programme Agreement") with Dealers referred to therein. Under the terms of the Syndication Agreement and the Programme Agreement (together, the "Agreements"), the Lead Managers have agreed to purchase the Notes. The obligations of the Lead Managers are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	99.811%[(1)]	0.125%	99.686%[(1)]
Total	USD 748,582,500[(1)]	USD 937,500	USD 747,645,000[(1)]

(1) Plus 97 days' accrued interest on the principal amount of the Notes from and including 16 February 2012 to but excluding 23 May 2012, in the amount of USD 2,017,500, such that the aggregate proceeds to the Bank will be USD 749,662,500.

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Lead Managers have agreed to pay all costs and expenses (including legal expenses) incurred by the Lead Managers in or in connection with the listing and admission to trading of the Notes and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Syndication Agreement. The Bank shall bear the cost of its own legal expenses.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 11 August 2011.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 11 August 2011.*

(c) (i) The Programme Agreement dated 11 August 2011.*
(ii) The Syndication Agreement dated 21 May 2012.
(iii) The Agency Agreement dated 11 August 2011.*

(d) (i) The Base Prospectus dated 11 August 2011.*
(ii) The Registration Document dated 11 August 2011.*
(iii) The Pricing Supplement dated 21 May 2012.

---

* Previously filed with the Securities and Exchange Commission on 18 October 2011.

Syndication Agreement

European Bank for Reconstruction and Development U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 (to be consolidated and form a single series with the Issuer's U.S.$1,500,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 16 February 2012 and the Issuer's U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 21 March 2012)

21 May 2012

To: Deutsche Bank AG, London Branch
Goldman Sachs International
HSBC Bank plc
(the "**Lead Managers**")

c/o HSBC Bank plc
8 Canada Square
London E14 5HQ

cc: Citibank, N.A., (Agent)

Dear Sirs,

European Bank for Reconstruction and Development (the "**Issuer**") proposes to issue U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 (the "**Notes**") (to be consolidated and form a single series with the Issuer's U.S.$1,500,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 16 February 2012 and the Issuer's U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 21 March 2012) pursuant to its Euro 35,000,000,000 Global Medium Term Note Programme. The terms of the issue shall be as set out in the form of Pricing Supplement attached to this Agreement as Annex A.

This Agreement is supplemental to the amended and restated Programme Agreement (the "**Programme Agreement**") dated 11 August 2011 made between the Issuer and the Dealers party thereto. All terms used herein have the meanings given to them in the Programme Agreement.

We wish to record the arrangements agreed between us in relation to this issue:

1 This Agreement appoints each Lead Manager which is not a party to the Programme Agreement (each a "**New Dealer**") as a Dealer under the Programme Agreement for the purposes of the issue of the Notes.

The Lead Managers confirm that they are in receipt of the documents referenced below:

(i) a copy of the Programme Agreement; and

(ii) a copy of such of the documents referred to in Appendix A of the Programme Agreement as the Lead Managers have requested;

and, on behalf of the New Dealers, have found them to be satisfactory. In the case of any document referred to in Appendix A of the Programme Agreement which they have not requested, the Lead Managers confirm, on behalf of the New Dealers, that they have waived such production.

For the purposes of the Programme Agreement, the details of the Lead Managers for service of notices are as follows:

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

Tel: +44 207 545 8000
Fax: +44 207 545 4455
Attn: Syndicate Desk

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

Tel: +44 207 774 1000
Fax: +44 207 774 2330
Attn: Syndicate Desk

HSBC Bank plc
8 Canada Square
London E14 5HQ

Tel: +44 20 7991 8888
Fax: +44 20 7992 4973
Attn: Transaction Management Group

In consideration of the Issuer appointing the New Dealers as Dealers in respect of the Notes under the Programme Agreement, each New Dealer hereby undertakes, for the benefit of the Issuer and each of the other Dealers, that, in relation to the issue of the Notes, it will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement, a copy of which it acknowledges it has received from the Lead Managers.

The Issuer hereby confirms that the New Dealers shall be vested with all authority, rights, powers, duties and obligations of a Dealer in relation to the issue of the Notes as if originally named as a Dealer under the Programme Agreement provided that following the Issue Date (as defined in Clause 3) the New Dealers shall have no further such authority, rights, powers, duties and obligations except such as may have accrued or been incurred prior to or in connection with the Issue Date.

2

2.1 Subject to the terms and conditions of the Programme Agreement and this Agreement, the Issuer hereby agrees to issue the Notes and the Lead Managers jointly and severally agree to purchase the Notes at a purchase price of 99.686 per cent. of the

principal amount of the Notes (the "**Purchase Price**") plus 97 days' accrued interest of U.S.$2,017.500, being the issue price of 99.811 per cent. less a combined selling and management and underwriting commission of 0.125 per cent. of such principal amount.

2.2 The Lead Managers agree as between themselves that they will be bound by and will comply with the International Capital Market Association Standard Form Agreement Among Managers version 1 (the "**Agreement Among Managers**") with respect to the Notes and further agree that references in the Agreement Among Managers to the "Manager" shall mean "Lead Manager" and to the "Lead Manager" shall mean the Lead Managers.

3 The settlement procedures set out in Part 2 of Annex A of the Procedures Memorandum shall apply as if set out in this Agreement provided that, for the purposes of this Agreement:

(i) the sum payable on the Issue Date shall be U.S.$749,662,500 (representing the Purchase Price) which should be paid to the account of the Issuer with Citibank, New York, CITIUS 33, account number 36125585, in favour of European Bank for Reconstruction and Development, London;

(ii) "**Issue Date**" means 14.30 hours (London time) on 23 May 2012, or at such other time and/or date as the Issuer and the Lead Managers may agree; and

(iii) "**Payment Instruction Date**" means the Issue Date unless there is to be a pre-closing for the issue in which case it means the business day (being a day on which banks and foreign exchange markets are open for business in London) prior to the Issue Date.

4 The Lead Managers shall bear and pay all costs and expenses (including legal expenses) they have incurred in or in connection with the initial printing of the Notes, this Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the upfront fees and expenses of Citibank, N.A. as agent, the initial listing of the Notes on the Official List and the admission of the Notes to trading on the London Stock Exchange's Regulated Market and making initial delivery of the Notes. The Issuer shall bear the cost of its own legal expenses. For the avoidance of doubt, the Lead Managers shall only bear the costs and expenses listed above relating to the initial issue of the Notes, and shall not be liable for any further costs and expenses.

5 The obligation of the Lead Managers to purchase the Notes is conditional upon:

5.1 the conditions set out in Clause 3.2 (other than that set out in Clause 3.2.7) of the Programme Agreement being satisfied as of the Payment Instruction Date; and

5.2 the delivery to the Lead Managers on the Payment Instruction Date of (i) legal opinions addressed to the Lead Managers dated the Payment Instruction Date in such form and with such contents as the Lead Managers may reasonably require from the General Counsel, a Deputy General Counsel or an Assistant General Counsel of the Issuer and from Linklaters LLP, legal advisers to the Lead Managers in England; (ii) a certificate dated as at the Payment Instruction Date signed by a duly authorised officer of the Issuer to the effect stated in sub-paragraph 5.1 of this Clause with regard to the Issuer and further to the effect that the Prospectus (when read together with the Pricing Supplement) contains all material information relating to the Notes and to the assets and liabilities, financial position and profits and losses of the Issuer and nothing has

happened or is expected to happen which would require the Prospectus to be supplemented or updated and (iii) such other conditions precedent as the Lead Managers reasonably may require.

If any of the foregoing conditions is not satisfied on or before the Payment Instruction Date, this Agreement shall terminate on such date and the parties hereto shall be under no further liability arising out of this Agreement (except for any liability arising before or in relation to such termination), provided that the Lead Managers may in their discretion waive any of the aforesaid conditions or any part of them.

6

6.1 The Lead Managers may, by notice to the Issuer, and the Issuer may, by notice to the Lead Managers, terminate this Agreement at any time prior to payment of the net subscription moneys to the Issuer if in the opinion of the Lead Managers the Issuer, as the case may be, there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in the view of the Lead Managers or the Issuer, as the case may be, be likely to prejudice materially the success of the distribution of the Notes or dealings in the Notes in the secondary market.

6.2 Upon such notice being given, this Agreement shall terminate and no party shall be under any liability to any other in respect thereof except for the obligations of the Lead Managers under Clause 8 of the Programme Agreement and the respective obligations of the parties under Clause 6 of the Programme Agreement.

7 Clause 16 of the Programme Agreement shall also apply to this Agreement as if expressly incorporated herein.

8 This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

9 A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By:

We agree to the foregoing.

For: **DEUTSCHE BANK AG, LONDON BRANCH**
GOLDMAN SACHS INTERNATIONAL
HSBC BANK PLC

By:

Each by its duly authorised attorney

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By:

We agree to the foregoing.

For: **DEUTSCHE BANK AG, LONDON BRANCH**
GOLDMAN SACHS INTERNATIONAL
HSBC BANK PLC

By:

Each by its duly authorised attorney

Annex A
Form of Pricing Supplement

European Bank for Reconstruction and Development
U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 (to be consolidated and form a single series with the Issuer's U.S.$1,500,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 16 February 2012 and the Issuer's U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 21 March 2012)
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2011 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus. The Base Prospectus is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	United States Dollar ("**U.S.$**")
2	Nominal Amount:	U.S.$750,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	23 May 2012
5	Issue Price:	99.811 per cent. plus 97 days' accrued interest on the Nominal Amount from and including 16 February 2012 to but excluding the Issue Date, being U.S.$2.69 per Specified Denomination
6	Maturity Date:	16 February 2017
7	Fungible with existing Notes:	Yes The Notes will be consolidated and form a single series with the Issuer's U.S.$1,500,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 16 February 2012 and U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 21 March 2012 as at the Issue Date

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination(s):		U.S.$1,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as nominee for DTC.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 46 of the Base Prospectus

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		16 February 2012
	Fixed Rate Notes:		
16	(c)	Fixed Rate of Interest:	1.000 per cent. per annum payable semi-annually in arrear
	(d)	Fixed Interest Dates:	16 February and 16 August in each year, commencing 16 August 2012.
	(e)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(f)	Final Broken Amount per Specified Denomination:	Not Applicable
	(g)	Fixed Day Count Fraction:	30/360
	(h)	Business Day Convention:	Following Business Day
	(i)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, New York City is the principal financial centre). Additional business centre is London.
	(j)	Calculation of interest to be adjusted in accordance with	No

		Business Day Convention specified above:	
17	**Zero Coupon Notes:**		Not Applicable
18	**Floating Rate Notes and Indexed Notes:**		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies and the additional business centres are London and New York City
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(k)	Redemption at Issuer's option:	No
	(l)	Redemption at Noteholder's option:	No
23	(m)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. per Specified Denomination
	(n)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Lead Managers** Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB HSBC Bank plc 8 Canada Square London E14 5HQ

28	Date of Syndication Agreement:	21 May 2012
29	Stabilising Manager:	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	Not Applicable
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	074727689
	ISIN Code:	US29874QCE26
	CUSIP Number:	29874QCE2
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	None
38	Total Commissions:	0.125 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 23 May 2012).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1 **LISTING**

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 23 May 2012. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.

The Notes are to be consolidated and form a single series with the Issuer's U.S.$1,500,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 16 February 2012 and the Issuer's U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 21 March 2012 which are listed and admitted to trading on the London Stock Exchange's Regulated Market.

2 **RATINGS**

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Services Limited ("**Moody's**") and an AAA credit rating from Fitch France S.A.S. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

Credit ratings included or referred to in this Pricing Supplement have been issued by S&P, Moody's and Fitch, each of which is a registered rating agency established in the European Union for the purposes of Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	The net proceeds of the issue of the Notes (which is expected to be U.S.$749,662,500 including 97 days' accrued interest of U.S.$2,017,500) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	U.S.$749,662,500
(iii)	Estimated total expenses:	U.S.$30,000

6 **YIELD**

Indication of yield:	1.041 per cent. (semi-annual) As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 **HISTORIC INTEREST RATES**

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9 **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

21 May 2012

PRICING SUPPLEMENT

European Bank for Reconstruction and Development
U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 (to be consolidated and form a single series with the Issuer's U.S.$1,500,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 16 February 2012 and the Issuer's U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 21 March 2012)
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2011 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus. The Base Prospectus is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	United States Dollar ("**U.S.$**")
2	Nominal Amount:	U.S.$750,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	23 May 2012
5	Issue Price:	99.811 per cent. plus 97 days' accrued interest on the Nominal Amount from and including 16 February 2012 to but excluding the Issue Date, being U.S.$2.69 per Specified Denomination
6	Maturity Date:	16 February 2017
7	Fungible with existing Notes:	Yes The Notes will be consolidated and form a single series with the Issuer's U.S.$1,500,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 16 February 2012 and U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 21 March 2012 as at the Issue Date

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination(s):		U.S.$1,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as nominee for DTC.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 46 of the Base Prospectus

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		16 February 2012
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	1.000 per cent. per annum payable semi-annually in arrear
	(b)	Fixed Interest Dates:	16 February and 16 August in each year, commencing 16 August 2012.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	30/360
	(f)	Business Day Convention:	Following Business Day
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, New York City is the principal financial centre). Additional business centre is London.
	(h)	Calculation of interest to be adjusted in accordance with	No

	Business Day Convention specified above:	
17	**Zero Coupon Notes:**	Not Applicable
18	**Floating Rate Notes and Indexed Notes:**	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies and the additional business centres are London and New York City
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. per Specified Denomination
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable
25		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Lead Managers** Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB HSBC Bank plc 8 Canada Square London E14 5HQ

28	Date of Syndication Agreement:	21 May 2012
29	Stabilising Manager:	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	Not Applicable
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	074727689
	ISIN Code:	US29874QCE26
	CUSIP Number:	29874QCE2
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	None
38	Total Commissions:	0.125 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 23 May 2012).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1 **LISTING**

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 23 May 2012. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.

The Notes are to be consolidated and form a single series with the Issuer's U.S.$1,500,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 16 February 2012 and the Issuer's U.S.$750,000,000 1.000 per cent. Global Notes due 16 February 2017 issued on 21 March 2012 which are listed and admitted to trading on the London Stock Exchange's Regulated Market.

2 **RATINGS**

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Services Limited ("**Moody's**") and an AAA credit rating from Fitch France S.A.S. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

Credit ratings included or referred to in this Pricing Supplement have been issued by S&P, Moody's and Fitch, each of which is a registered rating agency established in the European Union for the purposes of Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	The net proceeds of the issue of the Notes (which is expected to be U.S.$749,662,500 including 97 days' accrued interest of U.S.$2,017,500) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	U.S.$749,662,500
(iii)	Estimated total expenses:	U.S.$30,000

6 **YIELD**

Indication of yield:	1.041 per cent. (semi-annual) As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 **HISTORIC INTEREST RATES**

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9 **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable